GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 FEB 11

02015003

10 January 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204

New GKN PLC

Dear Sir,

For your information I enclose copies of announcements released to the London Stock Exchange recently.

Yours faithfully,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

David Pavey
Assistant Company Secretary

Enc.

dlw 2/20

COMPLIANCE/SEC/COR/notification of press release

For Immediate Release **10 January 2002**

AgustaWestland in UK to consolidate on single site and reduce workforce

AgustaWestland, the 50:50 joint venture between GKN and Finmeccanica, today announced the consolidation of its UK operations on its site at Yeovil, Somerset and a reduction in the workforce.

This reduction will take effect from mid April 2002 and was anticipated as AgustaWestland progressively completed its two major UK military orders for 66 EH101 and 67 Apache helicopters.

AgustaWestland has achieved considerable success in Europe and is now preparing the way for the entry of the EH101 into the US market in conjunction with Lockheed Martin. Against this background, UK deliveries of the EH101 are now substantially complete and Apache production is well advanced. AgustaWestland needs therefore to reduce UK employee numbers by 950 from the current total UK workforce of 5,250. The majority of the reduction will be at the Yeovil site but will also involve the closure of the site at Weston Super Mare and the transfer of its operations to Yeovil. It is hoped that much of the reduction can be achieved on a voluntary basis.

Redundancy and reorganisation costs of approximately £22 million will be met by AgustaWestland and are in line with assumptions made at the time of the formation of the joint venture. GKN will charge its share of the costs of approximately £11 million to operating profit in the first half of 2002.

Marcus Beresford, Chief Executive of GKN, said: "It was always foreseen that helicopter output in the UK would peak at this time as a result of the delivery profile of the EH101 and Apache programmes. The job losses announced today are clearly very regrettable but are necessary to retain the high levels of operational efficiency which have been achieved in the UK.

"AgustaWestland have been very successful in delivering the UK EH101 and Apache programmes. They have been equally successful in winning major export business which has continued to underpin the strength of the long term order book. This currently stands at more than £4.5 billion excluding the recent awards from Portugal and Denmark which are yet to be fully defined."

Further enquiries: GKN Corporate Communications
Tel: 020 7463 2349

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

PLH

9 January 2002

The Manager
Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Security No. 753252

Dear Sir

GKN plc Ordinary 50p Shares
Notification of Major Interest in Shares

In accordance with Stock Exchange requirements we are writing to advise you that we yesterday received notification from Zurich Scudder Investments Limited on behalf of Zurich Financial Services and its Group that they have a notifiable interest in the issued share capital of GKN plc having increased their material interests to 22,019,899 ordinary shares as at 8 January 2002. This represents 3.02% of the issued share capital of GKN plc as at today's date.

Details of the registered holders are set out on the schedule attached.

Yours faithfully

Philip Higgins
Senior Secretarial Assistant

Att.

GKN plc

Registered Owner		Ordinary 50p Shares
Littledown Nominees Limited	A/c 09890	367,505
Littledown Nominees Limited	A/c 02891	12.144,145
Littledown Nominees Limited	A/c 07198	190,847
Littledown Nominees Limited	A/c 11121	42,000
Littledown Nominees Limited	A/c 07201	737,044
Littledown Nominees Limited	A/c 07205	2.112,465
Littledown Nominees Limited	A/c 03449	1,578,843
Littledown Nominees Limited	A/c 07199	122.000
Littledown Nominees Limited	A/c 21688	1,121,876
Littledown Nominees Limited	A/c 02642	986,357
Littledown Nominees Limited	A/c 07207	1,870,000
RBSTB Nominees Ltd	A/c 0199498001	81,678
RBSTB Nominees Ltd	A/c 0199467005	25,801
RBSTB Nominees Ltd	A/c 0199467002	14,824
RBSTB Nominees Ltd	A/c 0199467001	31,244
RBSTB Nominees Ltd	A/c 0199474001	593,260
TOTAL		22,019,899

Notes

Littledown Nominees Ltd is a nominee for the ZFS Group subsidiaries: Allied Dunbar Assurance plc, Zurich Financial Services UK (AD) Pension Scheme; Eagle Star Insurance Company Ltd; Eagle Star Life Assurance Company Ltd; Zurich Financial Services UK Pension Trustee Limited; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd; Sceptre Trust Ltd; Home & Overseas Insurance Company Ltd; Zurich Scudder Pension Managers Ltd; and J.P. Morgan Trustee and Depositary Company Ltd, the Trustee for Eagle Star Unit Managers Ltd and the Depository to Threadneedle Investment Funds ICVC.

RBSTB Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Insurance Company (UK) Ltd, Zurich Life Assurance Company Ltd and Zurich International (UK) Ltd.

ZFS is Zurich Financial Services, a company incorporated in Switzerland.

This notification is made on behalf of:

Zurich Financial Services UK (AD) Pension Scheme and Allied Dunbar Assurance plc;

Eagle Star Group Services Ltd, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd, Zurich Financial Services UK Pension Trustee Limited, Eagle Star Executives Pension Trustee Ltd and Eagle Star Holdings Limited;

Zurich Scudder Investments Ltd, Zurich Scudder Pension Managers Ltd and Zurich Scudder Investments Holdings Ltd;

Geneva Life Insurance Company, Zurich International (UK) Ltd, Zurich Life Insurance Company, Assuricum AG; Zurich Specialties London Ltd, Zurich Holdings (UK) Ltd, Zurich Life Assurance Company Ltd, Zurich Insurance Company (UK) Ltd and Zurich Insurance Company;

Allied Zurich Holdings Ltd, Zurich Scudder Investments Inc, ZKI Holding Corporation, Zurich Financial Services (UKISA) Ltd, Zurich Group Holding, Zurich Holding Company of America Inc, Zurich Insurance Company and Allied Zurich plc. the intermediate holding companies of the aforementioned companies, and Zurich Financial Services, their ultimate holding company.

The shares could be available for lending and this could lead to a short term re-registration. 8 Jan 2002

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

PLH

8 January 2002

The Manager
Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Security No. 434015

Dear Sir

GKN plc Ordinary 50p Shares
Notification of Major Interest in Shares

In accordance with Stock Exchange requirements we are writing to advise you that we have today received notification from The Capital Group Companies, Inc ('CGC') that they have a notifiable interest in the issued share capital of GKN plc having decreased their material interests to 91,502,526 ordinary shares as at 4 January 2002. This represents 12.59% of the issued share capital of GKN plc as at today's date. CGC's material interests were previously disclosed at the 13% level.

Of these interests, CGC has also advised us that its Euro Pacific Growth Fund has decreased its disclosable interest to 27,567,067 shares representing 3.79% of the issued share capital of GKN plc as at today's date. Their interest held in the Euro Pacific Growth Fund was previously disclosed at the 4% level. This interest is included in the total material interests of CGC of 12.59% above.

Details of the registered holders are set out on the schedules attached.

CGC is a holding company for a number of subsidiary companies who have a non-beneficial interest in the shares as discretionary investment managers.

Yours faithfully

Philip Higgins
Senior Secretarial Assistant

Att.

Schedule of holdings in GKN plc
As of 4 January 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,488,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	785,681
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	16,111,645
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	247,600
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,322,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,797,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	681,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	1,145,459

THE CAPITAL GROUP

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,905,700
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	27,900
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	50,000
Citibank NA Toronto	56,000
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	50,500
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	186,400
TOTAL	**38,856,685**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	649,279
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,572,512
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,895,938
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	165,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,974,569
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	38,300
Citibank London 11 Old Jewry London EC2R 8D8 UK	193,962
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	290,245

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,464,030
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	27,700
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	114,000
State Street Bank & Trust Co.	21,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	63,500
Citibank NA Toronto	42,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	400,000
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	218,200
Northern Trust AVFC South Africa	143,400

THE CAPITAL GROUP

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	46,215
Bank One London	260,980
Clydesdale Bank plc	41,600
TOTAL	**12,623,730**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	40,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	23,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,482,709
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	68,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	404,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	593,500
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	16,000
Morgan Stanley	20,700

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	1,610,626
National Westminster Bank	69,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	44,956
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	41,600
Citibank NA Toronto	26,300
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	184,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	36,960
TOTAL	**5,664,351**

THE CAPITAL GROUP

Capital International, Inc.

Registered Name		Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		37,200
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom		165,000
	TOTAL	**202,200**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,588,493
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	31,567,067
TOTAL	**34,155,560**